Room 4561

	December 23, 2005

Mr. Daniel Cooperman
Secretary
Ozark Holding Inc.
500 Oracle Parkway
Redwood City, California 94065

Re:	Ozark Holding Inc.
	Amendment No. 2 to Registration Statement on Form S-4 filed
December 14, 2005
	File 333-129139

	Oracle Corporation
	Form 10-K for the Year Ended May 31, 2005
	Form 10-Q for the Quarter Ended August 31, 2005
	File 0-14376

	Siebel Systems, Inc.
	Form 10-K for the Year Ended December 31, 2004
	Forms 10-Q for the Quarters Ended March 31, June 30 and
September 30, 2005
	File 0-20725

Dear Mr. Cooperman:

      We have reviewed your amended filing and have the following comments.

Registration Statement on Form S-4

Summary

Election to Receive Shares of New Oracle Common Stock, page 7

1. In the third full paragraph on page 8 you provide a textual description of how the shares being issued to the Siebel Systems` stockholders will be prorated if the stock consideration election is over-subscribed. Please expand to provide numerical examples of the cash and stock that the Siebel Systems` stockholders can expect to receive as the percentage of stockholders making the stock election varies over the potential range of outcomes. For example, if 65% and
100% of the Siebel holders make the stock election, state the impact on the stock and cash to be received in numerical terms, under the assumptions concerning the relative stock prices that you have made.

Cautionary Statement Regarding Forward-looking Statements, page 27

2. Please clarify your disclosure in this section to indicate that Ozark Holdings is making statements in the document. Although we recognize that the filing is a proxy statement of Siebel and the statements are also made by it, it does not appear that Oracle is making statements, but that the statements are those of Ozark Holdings. We have considered your views that your distribution of securities does not constitute an initial public offering for the purpose of the statutory safe harbor. As the document is a proxy statement of Siebel Systems we do not object to language that asserts the applicability of the statutory safe harbor to statements made by
Siebel; however, we are not able to concur with your conclusion that the proposed transaction should not be viewed as an "initial public offering" by Ozark for this purpose. Ozark has not previously distributed securities to the public and distribution of securities contemplated by this registration statement constitutes your initial public offering. Please revise.

The Proposed Transaction

Background of the Transaction, page 28

3. Your revised disclosure in response to comment 8 in our letter dated December 9, 2005 appears to address the considerations made by
Oracle`s board of directors in proceeding with the transaction on its specific terms. You disclose generally that the competitive and market environment as well as information on the respective businesses was considered by Oracle`s board of directors. Please discuss briefly the specific underlying business conditions and strategies that are motivating Oracle to acquire Siebel Systems.

Opinion of Siebel Systems` Financial Advisor, page 35

4. The disclosure on page 37 does not appear to address fully the concern raised by prior comment 12 of our letter dated December 9, 2005. The disclosure appears to summarize the methodology used to derive the various implied values. As noted at the beginning of your analysis, the implied multiples are a function of using the merger consideration and estimated financial data as inputs in the described methodology. Our concern, however, relates to providing context to the implied multiples that were derived from the described methodology. The significance of the implied enterprise value/revenue for CY2005 of 2.7x and 2.8x is unclear and appears independently of other multiples or context of industry expectations.
Please elaborate on the valuation method and the meaning of the analyses, and explain what this valuation methodology should tell investors about the purchase price for Siebel Systems.

5. We note your response and revised disclosure to comment 13 in our letter dated December 9, 2005. Please further clarify your disclosure to indicate that Siebel Systems` board of directors did not separately assess the lower premiums of this transaction when compared to the mean and median of selected transactions and explain why they did not believe this was necessary.

Interests of Certain Persons in the Siebel Systems Merger

Pending Derivative Litigation, page 46

6. We note the final two sentences of the fourth paragraph.
Please
tell us the basis for your conclusion that rights of stockholders who have instituted a derivative action will be terminated because their share ownership is ended as a consequence of a business combination.
Are there judicial determinations in this respect?

The Merger Agreement

General, page 78

7. We refer you to the first paragraph in which you state that "[t]he following summary describes the material provisions of the merger agreement and is qualified in its entirety by reference to the [merger agreement]." As noted in comment 11 in our letter dated December 9, 2005, your disclosure should be materially complete and any qualification of such disclosure is inappropriate. Please revise.

Description of Oracle Capital Stock

Oracle Preferred Stock, page 99

8. We note your response and revised disclosure to comment nos. 17 and 18 in our letter dated December 9, 2005. In light of your removal of the information regarding the Series B and C preferred stock, please advise us of the applicability of Item 202(a)(4) of Regulation S-K to any disclosure of the Series B and C preferred stock.

Where You Can Find More Information, page 102

9. We have considered your response to comment 19 of our letter dated
December 9, 2005, and are continuing to evaluate your response.
Please note that we may have further comments.

Item 22. Undertakings.

10. The undertaking set forth in Item 512(a) of Regulation S-K has recently been revised. Please update.

Form 8-K filed December 15, 2005

11. We note the non-GAAP information included in the press release furnished by Oracle in the Form 8-K filed December 15, 2005. Oracle`s non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Following are such inconsistencies in greater detail:

* Disclosure accompanying the presentation currently indicates that there are two non-GAAP measures-non-GAAP net income and non-GAAP diluted earnings per share. However, the presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP revenue, various non-GAAP operating expense items and non-GAAP income before provision for income taxes. Note that each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C),
10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

* As each of the non-GAAP measures excludes items that are considered recurring in nature Oracle must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

* We note no substantive disclosure that addresses the disclosures in
Question 8 of the FAQ. For example, the disclosure does not explain the manner in which management uses each measure and the economic substance behind that decision, why it is useful to an investor to segregate business combination accounting and acquisition related expenses from GAAP results, or how your presentation enables an investor to compare results to periods prior to acquisitions. Further, a statement that "investors should be aware that the non-GAAP measures have inherent limitations" does not explain, in a meaningful way, the material limitations associated with each measure or the manner in which management compensates for such limitations.

12. In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note the following:

* Presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles;

* The presentation includes the revenue stream from an acquired entity (PeopleSoft) but excludes material costs of acquiring that revenue stream; and

* The deferred revenue adjustment included in the presentation appears to be more in the nature of a projection of future results than an adjustment that might be useful in analyzing or explaining the historical performance of Oracle.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Chris Davis at (202) 551-3408 or Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	William M. Kelly, Esq.
	William Aaronson, Esq.
	Davis Polk & Wardell
	1600 El Camino Real
Menlo Park, California 94025
	Telephone: (650) 752-2000
	Facsimile: (650) 752-2111








Room 4561

	December 23, 2005

Mr. Daniel Cooperman
Secretary
Ozark Holding Inc.
500 Oracle Parkway
Redwood City, California 94065

Re:	Ozark Holding Inc.
	Amendment No. 2 to Registration Statement on Form S-4 filed
December 14, 2005
	File 333-129139

	Oracle Corporation
	Form 10-K for the Year Ended May 31, 2005
	Form 10-Q for the Quarter Ended August 31, 2005
	File 0-14376

	Siebel Systems, Inc.
	Form 10-K for the Year Ended December 31, 2004
	Forms 10-Q for the Quarters Ended March 31, June 30 and
September 30, 2005
	File 0-20725

Dear Mr. Cooperman:

      Please find following confirmation of our telephone conversation of December 23, 2005 with respect to comment 9 of our previous letter.

Registration Statement on Form S-4

Where You Can Find More Information, page 102

13. We have considered your response to comment 19 of our letter dated December 9, 2005, but are unable to concur with your conclusions. Rule 411 under the Securities Act states that in order for required information to be incorporated by reference the applicable form must provide for the incorporation. Form S-4 does not appear to provide for incorporation by reference of Oracle`s information. In your response, you have indicated that tax and other considerations determined the ultimate structure of the transaction and essentially assert that incorporation by reference should be allowed because it would have been available had you used a different structure. We continue to believe that you should prepare your document in accordance with the transactional structure adopted. The physical presentation in the prospectus of information concerning Oracle appears most appropriate, given the fundamental importance of that information to the investment and voting decision the Siebel holders are asked to make.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Chris Davis at (202) 551-3408 or Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	William M. Kelly, Esq.
	William Aaronson, Esq.
	Davis Polk & Wardell
	1600 El Camino Real
Menlo Park, California 94025
	Telephone: (650) 752-2000
	Facsimile: (650) 752-2111